Exhibit 12

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2002
(In thousands)

Earnings
Income before interest expense, net of ATC equity earnings	$19,713
Add:
Income tax items	8,829
Income tax on other income	512
Income distribution from equity investee	1,510
AFUDC - borrowed funds	109
Interest on rentals*	456
Amortization of debt discount	207
Total earnings before interest and taxes	$31,336

Fixed Charges
Interest on long-term debt	$5,905
Amortization of debt discount	207
Other interest	209
Interest on rentals*	456
Total fixed charges	$6,777

Ratio of Earnings to Fixed Charges	4.62x

*Represents one-third of the total rental expense.